Exhibit 99.2

Auna S.A. and Subsidiaries Condensed Consolidated Interim Financial Statements September 30, 2025

Auna S.A. and Subsidiaries

Condensed Consolidated Interim
Financial Statements

September 30, 2025

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Statement of Financial Position
As of September 30, 2025 and December 31, 2024

In thousands of soles	September 30, 2025	December 31, 2024	In thousands of soles	September 30, 2025	December 31, 2024
Assets			Liabilities
Current assets			Current liabilities
Cash and cash equivalents	225,710	235,745	Loans and borrowings	658,045	654,233
Trade accounts receivable	1,075,980	961,886	Lease liabilities	31,213	32,459
Other assets	255,687	253,283	Trade accounts payable	945,820	931,265
Inventories	148,637	143,764	Other accounts payable	320,967	289,563
Derivative financial instruments	185	8,962	Provisions	10,194	12,246
Other investments	99,688	100,228	Derivative financial instruments	38,242	15,273
Total current assets	1,805,887	1,703,868	Insurance contract liabilities	9,384	10,098
			Deferred income	104	138
Non-current assets			Total current liabilities	2,013,969	1,945,275
Trade accounts receivable	509	571
Other assets	26,683	24,433	Non-current liabilities
Investments in associates and joint venture	29,451	25,405	Loans and borrowings	2,867,818	2,965,541
Other investments	395	282	Lease liabilities	97,695	115,429
Property, furniture, and equipment	2,304,282	2,280,123	Trade accounts payable	1,777	2,741
Intangible assets	2,733,792	2,656,888	Other accounts payable	134,279	73,150
Right-of-use assets	115,723	131,062	Derivative financial instruments	41,076	27,097
Investment properties	6,287	6,058	Deferred tax liabilities	310,103	328,370
Derivative financial instruments	37,753	58,510	Deferred income	108	177
Deferred tax assets	221,260	193,520	Total non-current liabilities	3,452,856	3,512,505
Total non-current assets	5,476,135	5,376,852	Total liabilities	5,466,825	5,457,780

			Equity
			Share capital	17,389	17,387
			Share premium	1,209,715	1,208,586
			Reserves	538,678	524,776
			Retained losses	(108,032)	(273,533)
			Equity attributable to the owner of the Company	1,657,750	1,477,216
			Non-controlling interest	157,447	145,724
			Total equity	1,815,197	1,622,940
Total assets	7,282,022	7,080,720	Total liabilities and equity	7,282,022	7,080,720

1

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income
For the three and nine months ended September 30, 2025 and 2024

In thousands of soles	Three-month period ended September 30		Nine-month period ended September 30
	2025	2024	2025	2024
Revenue
Insurance revenue	285,596	275,189	837,798	783,721
Healthcare services revenue	744,365	765,595	2,163,424	2,300,855
Sale of medicines	87,011	85,907	251,557	238,628
Total revenue from contracts with customers	1,116,972	1,126,691	3,252,779	3,323,204
Cost of sales and services	(697,849)	(677,318)	(2,017,637)	(2,032,076)
Gross profit	419,123	449,373	1,235,142	1,291,128
Selling expenses	(59,114)	(54,534)	(166,941)	(155,437)
Administrative expenses	(199,831)	(195,185)	(590,463)	(587,671)
Loss for impairment of trade receivables	(5,481)	(25,155)	(28,825)	(27,990)
Other income	10,918	54,400	32,236	73,464
Operating profit	165,615	228,899	481,149	593,494
Finance income	4,269	5,845	15,356	18,249
Finance income from exchange difference	39,686	28,459	145,202	31,374
Finance costs	(115,730)	(137,789)	(359,232)	(453,669)
Finance costs from exchange difference	-	-	-	(49,495)
Net finance cost	(71,775)	(103,485)	(198,674)	(453,541)
Share of profit of equity-accounted investees	2,899	1,998	8,073	6,514
Profit before tax	96,739	127,412	290,548	146,467
Income tax expense	(43,798)	(26,899)	(115,622)	(46,366)
Profit for the period	52,941	100,513	174,926	100,101
Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss
Cash flow hedges	(4,847)	(859)	(36,341)	(16,780)
Foreign operations – foreign currency translation differences	34,507	(208,764)	101,750	(324,938)
Other investments at FVOCI – net change in fair value	410	927	1,036	1,486
Income tax	1,405	1,108	10,667	4,416
Other comprehensive income (loss) for the period, net of tax	31,475	(207,588)	77,112	(335,816)
Total comprehensive income (loss) for the period	84,416	(107,075)	252,038	(235,715)
Income attributable to:
Owner of the Company	48,094	97,894	165,501	88,312
Non-controlling interest	4,847	2,619	9,425	11,789
	52,941	100,513	174,926	100,101
Total comprehensive income (loss) attributable to:
Owner of the Company	79,791	(102,534)	240,315	(234,415)
Non-controlling interest	4,625	(4,541)	11,723	(1,300)
	84,416	(107,075)	252,038	(235,715)
Earnings per share
Basic earnings per share	0.65	1.32	2.24	1.36
Diluted earnings per share	0.65	1.32	2.23	1.35

2

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Equity
For the nine months ended September 30, 2025 and 2024

				Equity attributable to the owner of the Company
In thousands of soles	Share capital	Share Premium	Other capital reserve	Translation reserve	Cost of hedging reserve	Hedging reserve	Merger and other reserves	Shared-based payment reserve	Retained (losses) earnings	Total	Non- controlling interest	Total equity
Balances as of December 31, 2023	8,820	-	79,782	140,066	6,422	(29,548)	1,626,642	-	(366,899)	1,465,285	311,281	1,776,566
Balances as of January 1, 2024	8,820	-	79,782	140,066	6,422	(29,548)	1,626,642	-	(366,899)	1,465,285	311,281	1,776,566
Profit for the period	-	-	-	-	-	-	-	-	88,312	88,312	11,789	100,101
Other comprehensive loss for the period	-	-	-	(311,849)	(11,789)	(575)	1,486	-	-	(322,727)	(13,089)	(335,816)
Total comprehensive loss for the period	-	-	-	(311,849)	(11,789)	(575)	1,486	-	88,312	(234,415)	(1,300)	(235,715)
Issuance of common stock, net of issuance costs	1,112	1,207,474	-	-	-	-	-	-	-	1,208,586	-	1,208,586
Capitalization of merger reserve	7,453	-	-	-	-	-	(7,453)	-	-	-	-	-
Reclassification of shared-based payment reserve	-	-	-	-	-	-	-	3,675	(3,675)	-	-	-
Issuance of shares	2	3,673	-	-	-	-	-	(3,675)	-	-	-	-
Acquisition of non-controlling interest	-	-	-	18,909	-	-	(1,076,628)	-	-	(1,057,719)	(159,910)	(1,217,629)
Derecognition of put and call liability	-	-	-	-	-	-	131,152	-	-	131,152	-	131,152
Equity-settled share-based payment	-	-	-	-	-	-	-	6,269	-	6,269	-	6,269
Total transactions with the owner of the Company	8,567	1,211,147	-	18,909	-	-	(952,929)	6,269	(3,675)	288,288	(159,910)	128,378
Balances as of September 30, 2024	17,387	1,211,147	79,782	(152,874)	(5,367)	(30,123)	675,199	6,269	(282,262)	1,519,158	150,071	1,669,229
Balances as of December 31, 2024	17,387	1,208,586	93,012	(232,770)	15,392	(36,494)	676,491	9,145	(273,533)	1,477,216	145,724	1,622,940
Profit for the period	-	-	-	-	-	-	-	-	165,501	165,501	9,425	174,926
Other comprehensive income for the period	-	-	-	99,452	(38,709)	13,035	1,036	-	-	74,814	2,298	77,112
Total comprehensive income for the period	-	-	-	99,452	(38,709)	13,035	1,036	-	165,501	240,315	11,723	252,038
Issuance of shares	2	1,129	-	-	-	-		(1,131)	-
Equity transaction for mandatory purchase of NCI	-	-	-	-	-	-	(68,111)		-	(68,111)	-	(68,111)
Equity-settled share-based payment	-	-	-	-	-	-		8,330	-	8,330	-	8,330
Total transactions with the owner of the Company	2	1,129	-	-	-	-	(68,111)	7,199	-	(59,781)	-	(59,781)
Balances as of September 30, 2025	17,389	1,209,715	93,012	(133,318)	(23,317)	(23,459)	609,416	16,344	(108,032)	1,657,750	157,447	1,815,197

3

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows
For the nine months ended September 30, 2025 and 2024

	Nine-month period ended September 30
In thousands of soles	2025	2024
Cash flows from operating activities
Profit for the period	174,926	100,101
Adjustments for:
Depreciation	86,118	89,022
Depreciation of right-of-use assets	21,321	20,664
Amortization	58,559	57,567
Impairment (reversal) of inventories	120	(3,392)
Equity-settled share-based payment transactions	8,330	6,269
Gain (loss) on disposal of property, furniture, and equipment	(1,275)	1,962
Gain (loss) on disposal of right-of-use assets net of leases liabilities	(9)	71
Loss on disposal of intangibles	-	1,151
Loss for Impairment of trade receivables	28,825	27,990
Share of profit of equity-accounted investees	(8,073)	(6,514)
Provisions	1,108	4,053
Other income for reversal of others accounts payable to former shareholders	-	(46,613)
Finance income	(160,558)	(49,623)
Finance costs	359,232	503,164
Tax expense	115,622	46,366
Net changes in assets and liabilities:
Trade accounts receivable and other assets	(132,035)	(285,348)
Inventories	(1,443)	(7,946)
Trade accounts payable and other accounts payable	35,230	163,828
Provisions and employee benefits	(3,514)	(2,260)
Insurance contract liabilities	(753)	(8,403)
Cash generated from operating activities	581,731	612,109
Income tax paid	(155,234)	(153,520)
Interest received	13,281	16,363
Net cash from operating activities	439,778	474,952
Cash flows from investing activities
Payment for accounts payables to former shareholder	(20,855)	(18,476)
Purchase of properties, furniture, and equipment	(66,405)	(58,013)
Proceeds from sale of property, furniture, and equipment	6,493	216
Purchase of intangibles	(46,556)	(34,881)
Dividends from equity-accounted investees	3,169	1,718
Purchase of other investments, net of sales	5,249	(16,287)
Payment for contingent consideration	-	(46,991)
Net cash used in investing activities	(118,905)	(172,714)
Cash flows from financing activities
Proceeds from issuance of common stock in initial public offering, net of issuance costs	-	1,267,794
Payments of initial public offering costs	-	(15,908)
Proceeds from loans and borrowings	1,078,860	744,818
Payment for loans and borrowings	(1,084,162)	(701,878)
Payment for lease liabilities	(33,516)	(34,028)
Penalty paid for debt prepayment	(81)	-
Payment for derivatives premiums	(16,863)	(36,458)
Payment for costs of Extinguishment of debt	-	(16,607)
Interest paid	(271,105)	(317,243)
(Payment for) proceeds from settlement of derivatives - interest rate swaps	(9,336)	343
Dividend paid	-	(1,174)
Acquisition of non-controlling interest	-	(1,217,629)
Net cash used in financing activities	(336,203)	(327,970)
Net decrease in cash and cash equivalents	(15,330)	(25,732)
Cash and cash equivalents at January 1	235,745	241,133
Effect of movements in exchange rates on cash held	5,295	(14,908)
Cash and cash equivalents at September 30	225,710	200,493
Transactions not representing cash flows
Assets acquired through finance lease and other financing	10,493	9,119
Assets acquired from suppliers in installments	22,163	6,455

4

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2025

Operating Segments

A.	Basis for segmentation

The Group has determined four reportable segments. These operating segments are components of a company about which separate financial information is available that is regularly evaluated by the Board of Directors (Chief operating decision maker) in deciding how to allocate resources and assess performance.

The following summary describes the operations of each reportable segment.

Reportable segments	Operations
Oncosalud Peru	Including our prepaid oncologic healthcare plans and healthcare services related to the treatment of cancer.
Healthcare services in Peru	Corresponds to medical services within the network of clinics and health centers in Peru.
Healthcare services in Colombia	Corresponds to medical services within the network of clinics and health centers in Colombia.
Healthcare services in Mexico	Corresponds to medical services within the network of clinics and health centers, and the insurance business in Mexico.

B.	Information about reportable segments

Information related to each reportable segment is set out below. Segment profit (loss) before tax is used to measure performance because the chief operating decision maker believes that this information is the most relevant for the Group.

5

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2025

For the three months period ended September 30, 2025:

In thousands of soles	Reportable segments
	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2025
External revenues	286,410	201,887	364,566	264,109	1,116,972	-	1,116,972
Inter-segment revenue (i)	7,287	77,203	3,957	-	88,447	(88,447)	-
Segment revenue	293,697	279,090	368,523	264,109	1,205,419	(88,447)	1,116,972
External cost of service	(83,944)	(185,953)	(275,633)	(152,319)	(697,849)	-	(697,849)
Inter-segment cost of service (i)	(73,209)	(9,290)	-	-	(82,499)	82,499	-
Segment cost of service	(157,153)	(195,243)	(275,633)	(152,319)	(780,348)	82,499	(697,849)
Gross profit	136,544	83,847	92,890	111,790	425,071	(5,948)	419,123
External selling expenses	(47,813)	(6,140)	(1,245)	(3,892)	(59,090)	(24)	(59,114)
Segment selling expenses	(47,813)	(6,140)	(1,245)	(3,892)	(59,090)	(24)	(59,114)
External administrative expenses	(18,545)	(29,996)	(51,212)	(58,424)	(158,177)	-	(158,177)
Inter-segment administrative expenses	(757)	(2,037)	-	-	(2,794)	2,794	-
Corporate expenses	(17,266)	(17,096)	(2,462)	(1,735)	(38,559)	(3,095)	(41,654)
Segment administrative expenses	(36,568)	(49,129)	(53,674)	(60,159)	(199,530)	(301)	(199,831)
Impairment losses on trade receivables	(573)	(1,138)	(2,405)	(1,379)	(5,495)	14	(5,481)
Other income	960	1,889	1,029	7,146	11,024	(106)	10,918
Inter-segment other income	3,002	238	-	-	3,240	(3,240)	-
Other income	3,962	2,127	1,029	7,146	14,264	(3,346)	10,918
Segment operating profit (loss)	55,552	29,567	36,595	53,506	175,220	(9,605)	165,615
Share of profit of equity accounted investees, net of taxes	782	-	2,117	-	2,899	-	2,899
Exchange difference, net	756	483	17,255	8,471	26,965	12,721	39,686
Interest expense, net	(3,397)	(9,838)	(23,032)	(41,453)	(77,720)	(33,741)	(111,461)
Segment profit (loss) before tax	53,693	20,212	32,935	20,524	127,364	(30,625)	96,739
Other disclosures	-	-	-	-	-	-	-
Depreciation and amortization	(9,164)	(12,397)	(10,749)	(22,205)	(54,515)	(2,796)	(57,311)
Capital expenditure	(7,351)	(4,297)	(5,104)	(9,583)	(26,335)	(3,118)	(29,453)
Segment assets	95,919	41,289	80,639	46,250	264,097	(149,202)	114,895
Segment liabilities	64,688	30,808	103,753	34,908	234,157	(138,445)	95,712

6

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2025

For the three months period ended September 30, 2024:

In thousands of soles	Reportable segments
	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2024
External revenues	262,513	185,194	363,231	315,753	1,126,691	-	1,126,691
Inter-segment revenue (i)	10,230	69,800	-	-	80,030	(80,030)	-
Segment revenue	272,743	254,994	363,231	315,753	1,206,721	(80,030)	1,126,691
External cost of service	(76,691)	(169,954)	(263,471)	(167,202)	(677,318)	-	(677,318)
Inter-segment cost of service (i)	(69,847)	(9,227)	-	-	(79,074)	79,074	-
Segment cost of service	(146,538)	(179,181)	(263,471)	(167,202)	(756,392)	79,074	(677,318)
Gross profit	126,205	75,813	99,760	148,551	450,329	(956)	449,373
External selling expenses	(44,449)	(4,995)	(1,083)	(3,861)	(54,388)	(146)	(54,534)
Segment selling expenses	(44,449)	(4,995)	(1,083)	(3,861)	(54,388)	(146)	(54,534)
External administrative expenses	(19,932)	(26,586)	(48,237)	(56,530)	(151,285)	-	(151,285)
Inter-segment administrative expenses	(94)	(1,176)	-	-	(1,270)	1,270	-
Corporate expenses	(15,355)	(12,658)	(2,952)	(2,233)	(33,198)	(10,702)	(43,900)
Segment administrative expenses	(35,381)	(40,420)	(51,189)	(58,763)	(185,753)	(9,432)	(195,185)
Impairment losses on trade receivables	(246)	(5,898)	(16,258)	(2,715)	(25,117)	(38)	(25,155)
Other income	753	1,796	884	51,355	54,788	(388)	54,400
Inter-segment other income	2,464	195	-	-	2,659	(2,659)	-
Other income	3,217	1,991	884	51,355	57,447	(3,047)	54,400
Segment operating profit (loss)	49,346	26,491	32,114	134,567	242,518	(13,619)	228,899
Share of profit of equity accounted investees, net of taxes	646	-	1,352	-	1,998	-	1,998
Exchange difference, net	(740)	4,696	(1,952)	(6,013)	(4,009)	32,468	28,460
Interest expense, net	(4,548)	(11,361)	(26,836)	(59,654)	(102,399)	(29,545)	(131,945)
Segment profit (loss) before tax	44,704	19,826	4,678	68,900	138,108	(10,696)	127,412
Other disclosures
Depreciation and amortization	(8,088)	(10,757)	(10,868)	(22,834)	(52,547)	(2,311)	(54,858)
Capital expenditure	(6,210)	(10,070)	(15,132)	(11,466)	(42,878)	(3,910)	(46,788)
Segment assets	36,025	29,546	(42,947)	(327,618)	(304,994)	(37,756)	(342,750)
Segment liabilities	7,997	17,948	(127,373)	(246,771)	(348,199)	(29,054)	(377,253)

7

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2025

For the nine months period ended September 30, 2025:

In thousands of soles	Reportable segments
	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2025
External revenues	833,399	589,160	1,049,582	780,638	3,252,779	-	3,252,779
Inter-segment revenue (i)	27,124	222,345	3,957	-	253,426	(253,426)	-
Segment revenue	860,523	811,505	1,053,539	780,638	3,506,205	(253,426)	3,252,779
External cost of service	(236,766)	(541,383)	(774,499)	(464,989)	(2,017,637)	-	(2,017,637)
Inter-segment cost of service (i)	(220,437)	(24,475)	-	-	(244,912)	244,912	-
Segment cost of service	(457,203)	(565,858)	(774,499)	(464,989)	(2,262,549)	244,912	(2,017,637)
Gross profit	403,320	245,647	279,040	315,649	1,243,656	(8,514)	1,235,142
External selling expenses	(139,235)	(16,127)	(3,912)	(8,625)	(167,899)	958	(166,941)
Segment selling expenses	(139,235)	(16,127)	(3,912)	(8,625)	(167,899)	958	(166,941)
External administrative expenses	(56,792)	(87,774)	(146,958)	(170,501)	(462,025)	-	(462,025)
Inter-segment administrative expenses	(3,190)	(5,535)	-	-	(8,725)	8,725	-
Corporate expenses	(50,765)	(49,907)	(8,216)	(5,185)	(114,073)	(14,365)	(128,438)
Segment administrative expenses	(110,747)	(143,216)	(155,174)	(175,686)	(584,823)	(5,640)	(590,463)
Impairment losses on trade receivables	(1,681)	(10,787)	(14,058)	(2,298)	(28,824)	(1)	(28,825)
Other income	2,051	4,990	6,665	18,526	32,232	4	32,236
Inter-segment other income	9,264	708	-	-	9,972	(9,972)	-
Other income	11,315	5,698	6,665	18,526	42,204	(9,968)	32,236
Segment operating profit (loss)	162,972	81,215	112,561	147,566	504,314	(23,165)	481,149
Share of profit of equity accounted investees, net of taxes	2,710	-	5,363	-	8,073	-	8,073
Exchange difference, net	445	3,549	58,172	21,756	83,922	61,280	145,202
Interest expense, net	(13,865)	(30,833)	(70,923)	(127,920)	(243,541)	(100,335)	(343,876)
Segment profit (loss) before tax	152,262	53,931	105,173	41,402	352,768	(62,220)	290,548
Other disclosures
Depreciation and amortization	(26,512)	(35,969)	(30,571)	(64,831)	(157,883)	(8,115)	(165,998)
Capital expenditure	(16,236)	(28,382)	(12,934)	(36,357)	(93,909)	(7,382)	(101,291)
Segment assets	2,400,793	1,089,598	2,415,418	3,168,617	9,074,426	(1,792,404)	7,282,022
Segment liabilities	1,151,687	687,104	1,335,685	1,925,403	5,099,879	366,946	5,466,825

8

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2025

For the three months period ended September 30, 2024:

In thousands of soles	Reportable segments
	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2024
External revenues	764,943	541,969	1,089,741	926,551	3,323,204	-	3,323,204
Inter-segment revenue (i)	29,777	208,944	-	-	238,721	(238,721)	-
Segment revenue	794,720	750,913	1,089,741	926,551	3,561,925	(238,721)	3,323,204
External cost of service	(231,214)	(502,367)	(796,509)	(501,986)	(2,032,076)	-	(2,032,076)
Inter-segment cost of service (i)	(209,253)	(27,510)	-	-	(236,763)	236,763	-
Segment cost of service	(440,467)	(529,877)	(796,509)	(501,986)	(2,268,839)	236,763	(2,032,076)
Gross profit	354,253	221,036	293,232	424,565	1,293,086	(1,958)	1,291,128
External selling expenses	(125,696)	(15,195)	(4,397)	(9,543)	(154,831)	(606)	(155,437)
Segment selling expenses	(125,696)	(15,195)	(4,397)	(9,543)	(154,831)	(606)	(155,437)
External administrative expenses	(56,903)	(77,819)	(148,839)	(185,980)	(469,541)	-	(469,541)
Inter-segment administrative expenses	(265)	(3,913)	-	-	(4,178)	4,178	-
Corporate expenses	(47,688)	(42,642)	(8,857)	(6,695)	(105,882)	(12,248)	(118,130)
Segment administrative expenses	(104,856)	(124,374)	(157,696)	(192,675)	(579,601)	(8,070)	(587,671)
Impairment losses on trade receivables	(144)	(5,494)	(19,256)	(3,130)	(28,024)	34	(27,990)
Other income	1,944	4,603	3,662	63,794	74,003	(539)	73,464
Inter-segment other income	7,969	696	-	-	8,665	(8,665)	-
Other income	9,913	5,299	3,662	63,794	82,668	(9,204)	73,464
Segment operating profit (loss)	133,470	81,272	115,545	283,011	613,298	(19,804)	593,494
Share of profit of equity accounted investees, net of taxes	2,589	-	3,925	-	6,514	-	6,514
Exchange difference, net	(2,172)	(459)	(39,659)	(18,219)	(60,509)	42,389	(18,120)
Interest expense, net	(14,996)	(34,532)	(84,622)	(217,964)	(352,114)	(83,307)	(435,421)
Segment profit (loss) before tax	118,891	46,281	(4,811)	46,828	207,189	(60,722)	146,467
Other disclosures
Depreciation and amortization	(23,852)	(31,470)	(32,367)	(72,901)	(160,590)	(6,663)	(167,253)
Capital expenditure	(14,156)	(25,914)	(36,994)	(21,874)	(98,938)	(9,530)	(108,468)
Segment assets	2,236,871	1,000,236	2,329,354	3,180,661	8,747,122	(1,597,382)	7,149,740
Segment liabilities	1,115,412	647,054	1,360,651	1,992,350	5,115,467	365,044	5,480,511

9

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2025

(i)	Inter-segment cost of service (claims expense) from the Oncosalud Peru segment and intersegment revenue from our Healthcare Services in Peru segment are presented on a gross basis by adding the corresponding profit margin markup by our Healthcare Services in Peru segment and vice versa. Likewise, our Oncosalud Peru segment consolidates Oncocenter Peru S.A.C., a subsidiary providing healthcare services related to the exclusive treatment of cancer. In the separate financial statements of Oncocenter Peru S.A.C., the revenue mainly consists of the insurance claims expense recorded as cost of sales in the separate financial statements of Oncosalud S.A.C., our insurance subsidiary that is also consolidated in Oncosalud Peru segment. In the segment consolidation process the related revenues from such healthcare services are eliminated with the corresponding claims expense of our insurance subsidiary Oncosalud S.A.C., while the external cost (third parties) of services incurred by Oncocenter Peru S.A.C. remains.

10